AUG 7 2002

02051838

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE/

01 August 2002

mmO2 plc

Wellington Street
Slough, Berkshire SL1 1YP, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 29 July 2002 sent to the London Stock Exchange under its requirements to submit notification of additional listing.

One Company Announcement notification dated 30 July 2002 sent to the London Stock Exchange under its requirements to submit notification of submitting a copy of resolutions relating to special business passed at the Annual General Meeting of the Company to the Document Viewing Facility of the UK Listing Authority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 01 August 2002

By: ______________________________

ROBERT HARWOOD
Assistant Secretary

mmO2 plc

Resolutions relating to special business passed at the Company's annual general meeting on 23 July 2002.

Resolutions numbered 12-22 as set out in Notice of Meeting dated 28 May 2002.

12 That the authority to allot relevant securities conferred on the Board by Article 74.2 of the Company's Articles of Association is renewed for the period ending on the date of the Annual General Meeting in 2003 or on 23 October 2003, whichever is the earlier, and for such period the Section 80 Amount shall be £2,890,000.

13. That, subject to the passing of resolution 12, the power to allot equity securities for cash, conferred on the Board by Article 74.3 of the Company's Articles of Association is renewed for the period referred to in resolution 12 and for such period the Section 89 Amount shall be £433,500.

14. That, in accordance with Article 83 of the Company's Articles of Association and Section 166 of the Company's Act 1985, the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of ordinary shares of 0.1p each in the Company, on such terms and in such manner as the Directors may from time to time determine provided that :

a. The maximum number of shares which may be purchased is 867,000,000;

b. The minimum price (exclusive of expenses) which may be paid for each share is 0.1p;

c. The maximum price (exclusive of expenses) which may be paid for each share is an amount equal to 105 per cent of the average of the middle market quotations of an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and

d. This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2003 or on 23 October 2003, whichever is the earlier, unless previously renewed, varied or revoked by the Company in general meeting (except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry).

15. That the Company be and is hereby authorised, for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such

Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £100,000 during any financial year of the Company.

16. That O_2 (UK) Limited, a subsidiary of the Company, be and is hereby authorised, for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 during any financial year of the Company.

17. That O_2 Communications (Ireland) Limited, a subsidiary of the Company, be and is hereby authorised, for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 (or the equivalent in Euros translated at such rate as the Company's Directors shall consider appropriate) during any financial year of the Company.

18. That O_2 (Germany) GmbH & Co OHG, a subsidiary of the Company, be and is hereby authorised, for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 (or the equivalent in Euros translated at such rate as the Company's Directors shall consider appropriate) during any financial year of the Company.

19. That O_2 (Netherlands) B.V., a subsidiary of the Company, be and is hereby authorised for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 (or the equivalent in Euros translated at such rate as the Company's Directors shall consider appropriate) during any financial year of the Company.

20. That O_2 (Online) Limited, a subsidiary of the Company, be and is hereby

authorised for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 (or the equivalent in Euros translated at such rate as the Company's Directors shall consider appropriate) during any financial year of the Company.

21. That Airwave mmO2 Limited, a subsidiary of the Company, be and is hereby authorised for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 (or the equivalent in Euros translated at such rate as the Company's Directors shall consider appropriate) during any financial year of the Company.

22. That Manx Telecom Limited, a subsidiary of the Company, be and is hereby authorised for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000), to make Donations to EU Political Organisations and incur EU Political Expenditure, during the period ending on the earlier of 23 July 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by the Company shall not exceed an aggregate of £10,000 (or the equivalent in Euros translated at such rate as the Company's Directors shall consider appropriate) during any financial year of the Company.

mmO2 plc

29 July 2002

mmO2 plc has submitted to the UK Listing Authority a copy of resolutions relating to special business passed at its annual general meeting on 23 July 2002.

This document will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel (0)20 7676 1000

mmO2 plc

29 July 2002

Application has been made to the UK Listing Authority and the London Stock Exchange for 47,465 ordinary shares of 0.1p each (the Shares) in mmO2 plc to be admitted to the Official List and to the London Stock Exchange for these Shares to be admitted to trading. These Shares will rank pari passu with the existing issued shares of the Company and dealings are expected to commence on 29 July 2002.

These Shares were issued to the Company's Non Executive Directors following an election by each of them to receive all or part of their annual fee in the form of shares.

Copies of this announcement are available from the offices of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.